EXHIBIT 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

	Six Months Ended June 30,	Years Ended December 31,
(in millions, except ratios)	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before provision for income taxes	$53.9	$86.4	$119.8	$163.0	$81.5	$60.7
Add:
Fixed charges	15.5	34.0	23.7	16.4	21.0	16.9

Sub-total	69.4	120.4	143.5	179.4	102.5	77.6

Less: Preferred dividends	—	—	0.1	1.5	3.4	3.8

Total earnings	$69.4	$120.4	$143.4	$177.9	$99.1	$73.8

Fixed charges:
Interest expense, net	$13.7	$29.9	$21.0	$13.0	$15.0	$11.0
Assumed rental interest factor	1.8	4.1	2.6	1.9	2.6	2.1

Total fixed charges	15.5	34.0	23.6	14.9	17.6	13.1

Preferred share dividends	—	—	0.1	1.5	3.4	3.8

Total fixed charges and preferred dividends	$15.5	$34.0	$23.7	$16.4	$21.0	$16.9

Ratio of earnings to fixed charges	4.5:1	3.5:1	6.1:1	10.9:1	4.9:1	4.6:1

Ratio of earnings to fixed charges and preferred dividends	4.5:1	3.5:1	6.1:1	10.8:1	4.7:1	4.4:1